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16021179

SEC FILE NUMBER
8-35643

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Washington DC 409

RECEIVED
MAY 27 2016
DIVISION OF TRADING & MARKETS

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/01/15 (MM/DD/YY) AND ENDING 3/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Houlihan Lokey Capital, Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10250 Constellation Blvd, 5th Floor
(No. and Street)

Los Angeles (City) CA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ed Taniguchi (310) 788-5397
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

2323 Ross Avenue (Address) Dallas (City) TX (State) 75201 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John G. Mavredakis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Houlihan Lokey Capital, Inc., as of March 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or ~~affirmed~~) before me on this 26th day of May, 20 16, by
Date *Month* *Year*
(1) John G. Mavredakis
(and (2) ____________________),
Name~~(s)~~ of Signer~~(s)~~

proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.

Signature ____________________
Signature of Notary Public

CHRISTINE MARY DIAZ SHA
Commission No. 2078359
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires AUGUST 17, 2018
NCC1

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document Annual Audited Report Form X-17A-5 Part III Period
Title or Type of Document: 4/1/15 - 3/31/16 AL Capital Document Date: no date
Number of Pages: 12 Signer(s) Other Than Named Above: no other signer

HOULIHAN LOKEY CAPITAL, INC.
(SEC I.D. No. 8-35643)

Statement of Financial Condition

March 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

Filed pursuant to Rule 17a 5(e)(3) as a **PUBLIC DOCUMENT**.

KPMG

KPMG LLP
Suite 1400
2323 Ross Avenue
Dallas, TX 75201-2709

Report of Independent Registered Public Accounting Firm

Stockholder
Houlihan Lokey Capital, Inc.:

We have audited the accompanying statement of financial condition of Houlihan Lokey Capital, Inc. as of March 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Houlihan Lokey Capital, Inc. as of March 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Dallas, Texas
May 26, 2016

HOULIHAN LOKEY CAPITAL, INC.

(SEC I.D. 8-35643)

Statement of Financial Condition

March 31, 2016

Assets

Cash and cash equivalents	$	57,577,847
Accounts receivable, net of allowance for doubtful accounts of $2,435,274 (Note 4)		39,844,222
Unbilled work in process, net		18,829,009
Receivable from affiliate (Note 3)		255,738,450
Property and equipment – at cost, net of accumulated depreciation of $150,013		68,584
Deferred income taxes (Note 6)		33,956,004
Other assets		380,404
Total assets	$	406,394,520

Liabilities and Stockholder's Equity

Liabilities:		
Accrued salaries and bonuses	$	1,641,477
Accounts payable and accrued expenses		3,483,363
Deferred income		3,044,064
Total liabilities		8,168,904
Commitments and contingencies (Note 5)		
Stockholder's equity:		
Common stock, $0.01 par value. Authorized 1,000 shares; issued and outstanding 1,000 shares		10
Additional paid-in capital		49,171,518
Retained earnings		349,054,088
Total stockholder's equity		398,225,616
Total liabilities and stockholder's equity	$	406,394,520

See accompanying notes to statement of financial condition.

HOULIHAN LOKEY CAPITAL, INC.
(SEC I.D. NO. 8-35643)

Notes to Statement of Financial Condition

March 31, 2016

(1) Organization and Description of Business

Nature of Operations

Houlihan Lokey Capital, Inc. (the Company) is a California corporation registered as a broker-dealer under Section 15(b) of the Securities Exchange Act. The Company is a wholly owned subsidiary of Houlihan Lokey, Inc., a California corporation (the Parent). The Parent has two other primary wholly owned subsidiaries: Houlihan Lokey Financial Advisors, Inc., which is a corporation registered as an investment advisor under the Investment Advisers Act of 1940, and Houlihan Lokey (Europe) Ltd., which is a corporation regulated by the Financial Services Authority in the United Kingdom. The Parent was a wholly owned subsidiary of Fram Holdings Inc., a Delaware corporation, which is, in turn, a majority-owned subsidiary of ORIX USA Corporation (OUC), a Delaware corporation. On August 18, 2015, the Parent successfully completed an initial public offering ("IPO") of its Class A common stock.

The Company offers financial services and financial advice to a broad clientele located throughout the United States of America, Europe, and Canada. The Company has offices in Los Angeles, San Francisco, Newport Beach, Chicago, New York City, Minneapolis, McLean (Virginia), Dallas, Atlanta and Miami. Together, the Company, its Parent, and the Parent's other subsidiaries form an organization that provides financial services to meet a wide variety of client needs. Specifically, the Company directs its services to the following areas:

Corporate Finance provides general advisory services on mergers & acquisitions and capital markets offerings. Corporate Finance advises public and private institutions on buy side and sell side transactions as well as leveraged loans, private mezzanine debt, high-yield debt, initial public offerings, follow-ons, convertibles, equity private placements, private equity and liability management transactions, and advises financial sponsors on all types of transactions.

Financial Restructuring provides advice to creditors and debtors in connection with recapitalization / deleveraging transactions implemented both through bankruptcy proceedings and though out-of-court exchanges, consent solicitations or other mechanisms, as well as in distressed mergers and acquisitions and capital markets activities. As part of these engagements, Financial Restructuring offers a wide range of advisory services to our clients, including: the structuring, negotiation, and confirmation of plans of reorganization; structuring and analysis of exchange offers; corporate viability assessment; litigation support and expert testimony; and procuring debtor in possession financing.

The Company exclusively concentrates its efforts toward the earning of professional fees. The Company does not handle customer investment accounts.

(2) Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statement has been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

(b) ***Use of Estimates***

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Management estimates and assumptions also affect the disclosure of contingent assets and liabilities at the reporting date. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Significant items subject to such estimates and assumptions include the allowance for doubtful accounts; income tax uncertainties; and other contingencies.

(c) ***Cash and Cash Equivalents***

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Management monitors activity in these accounts to prevent a risk of loss. To date, the Company has not experienced any losses in its cash accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Although not classified as cash and cash equivalents, the Company's receivable from affiliates (Note 3) generally arises from the transfer of available cash from the Company to the Parent. The receivable is due on demand and is considered fully collectible.

(d) ***Accounts Receivable***

The allowance for doubtful accounts on receivables reflects management's best estimate of probable inherent losses determined principally on the basis of historical experience. Amounts deemed to be uncollectible are written off against the allowance for doubtful accounts.

(e) ***Revenue Recognition, Unbilled Work in Process, and Deferred Income***

Revenues consist primarily of professional service fees and interest income earned on related-party balances outstanding (Note 3).

The Company and its clients enter into agreements that outline the general terms and conditions of the specific engagements. The Company performs professional services in accordance with the engagement terms on both a fixed and contingent fee basis.

Revenue is recognized when earned and realizable. Revenues under fixed fee contracts are recognized based on management's estimates of the relative proportion of services provided through the financial reporting date to the total services required to be performed. The recognition of revenues under contingent fee contracts depends on whether the revenues relate

(Continued)

to monthly retainers or success fees. Monthly retainers are generally recognized on a monthly basis, except in situations where there is uncertainty as to the timing of collection of the amount due. Success fees are recognized only upon substantial completion of the contingencies stipulated by the engagement agreement. In some cases, approval of the Company's fees is required from the courts or other regulatory authority; in these circumstances, the recognition of revenue is often deferred until approval is granted; however, if the fee that is going to be collected from the client is fixed and determinable, and the collectability of the fee is reasonably assured, there are instances when revenue recognition prior to such approval is appropriate.

In those instances when the revenue recognized on a specific engagement exceeds both the amounts billed and the amounts collected, unbilled work in process is recorded. Billed receivables are recorded as accounts receivable in the accompanying consolidated balance sheets. Deferred income results when cash is received in advance of dates when revenues are recognized.

(f) Property and Equipment

Property and equipment are stated at cost. Repair and maintenance charges are expensed as incurred and costs of renewals or improvements are capitalized at cost.

Depreciation on furniture and office equipment is provided on a straight-line basis over the estimated useful lives of the respective assets. Leasehold improvements are depreciated over the lesser of the lease term or estimated useful life.

(g) Income Taxes

Prior to the IPO, OUC and its subsidiaries, including the Company, filed consolidated federal income tax returns and separate returns in state and local jurisdictions and will do so for the current fiscal year through the date of the IPO. The Company reported income tax expense as if it filed separate returns in all jurisdictions. Income taxes receivable from OUC or payable to OUC on the Company's behalf were offset against receivable from affiliates on the statement of financial condition. Following the IPO, the Parent will file separate federal income tax returns, as well as continue to file separate returns in state and local jurisdictions, and the Company will report income tax expense on this basis.

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The measurement of the deferred items is based on enacted tax laws and applicable tax rates. A valuation allowance related to a deferred tax asset is recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company utilized a comprehensive model to recognize, measure, present, and disclose in its financial statements any uncertain tax positions that have been taken or are expected to be taken on a tax return. The impact of an uncertain tax position that is more likely than not of being sustained upon audit by the relevant taxing authority must be recognized at the largest

amount that is more likely than not to be sustained. No portion of an uncertain tax position will be recognized if the position has less than a 50% likelihood of being sustained. Interest expense and penalties related to income taxes are included in the provision for income taxes in the accompanying consolidated statements of comprehensive income.

(h) Fair Value of Financial Instruments

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels in accordance with ASC Topic 820, *Fair Value Measurement*:

- Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

- Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The carrying value of cash and cash equivalents, accounts receivable, unbilled work in process, receivables from affiliates, accounts payable, accrued expenses, and deferred income approximates fair value due to the short maturity of these instruments.

(i) Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers*, which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity should also disclose sufficient quantitative and qualitative information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued ASU No. 2015-14, *Revenue from Contracts with Customers, Deferral of Effective Date* which deferred the effective date of the new standard to annual and interim periods within that reporting period beginning after December 15, 2017 (year ended March 31, 2019 for the Company). The new standard is to be applied using either the retrospective or cumulative-effective transition method. The Company expects to implement the provisions of ASU No. 2014-09 as of April 1, 2018. The Company

has not yet determined the impact of the new standard on its current policies for revenue recognition.

(j) *Subsequent Events*

The Company has evaluated events and transactions that have occurred subsequent to March 31, 2016 through May 26, 2016 for potential recognition and disclosure in the financial statement.

(3) Related-Party Transactions

The Parent performs certain management, accounting, legal, regulatory, and other administrative services for the benefit of the Company. The Parent charges the Company a management fee for these services. The Parent and its affiliates pay for all expenses of the Company and are reimbursed for such payments by the Company. The Company is also allocated a portion of the Parent and affiliates' operating expenses, such as employee compensation, depreciation, rent, and other costs based on the full-time equivalent schedule then in effect. The receivable from affiliate generally arises from cumulative cash transferred by the Company to the Parent. Intercompany charges and reimbursements are generally settled through the receivable from affiliates account. The receivable from affiliates is due on demand and bears interest at the prevailing prime interest rate; such rate was 3.50% at March 31, 2016.

(4) Allowance for Uncollectible Accounts

Balance – April 1, 2015	$	1,069,399
Provision for bad debt		2,417,962
Write-off of uncollectible accounts		(1,052,087)
Balance – March 31, 2016	$	2,435,274

(5) Commitments and Contingencies

The Company has been named in legal actions arising in the ordinary course of business. In the opinion of management, the amount of losses, if any, from these actions is not likely to have a material effect on the financial position of the Company.

(6) Income Taxes

The major components of net deferred income taxes are as follows at March 31, 2016:

Deferred tax assets:			
Deferred compensation		$	32,785,857
Accrued expenses			4,711,901
Provision for bad debt			1,947,046
	Total deferred tax assets	$	39,444,804
Deferred tax liabilities:			
Work in process		$	(5,488,800)
	Total deferred tax liabilities		(5,488,800)
	Net deferred tax assets	$	33,956,004

As of March 31, 2016, the Company had recorded liabilities for interest and penalties related to uncertain tax positions in the amount of $86,708, net of any future tax benefit of such interest, respectively. Unrecognized tax positions totaled $410,728 as of March 31, 2016. If the income tax impacts from these tax positions are ultimately recognized, such realization would affect the income tax provision and effective tax rate.

A reconciliation of the unrecognized tax position for the year ended March 31, 2016 is as follows:

Unrecognized tax position at the beginning of the year	$	-
Increases related to tax position		410,728
Unrecognized tax position at the end of the year	$	410,728

In the next 12 months, certain uncertain tax positions may reverse as the related statutes expire.

Prior to the IPO, the Company filed as a member of the OUC consolidated federal income tax group. As of March 31, 2016, all of the federal income tax returns the Company has filed since 2013 are still subject to adjustment upon audit and OUC is currently under federal income tax audit by the Internal Revenue Service for the year ended March 31, 2013. The Company also files combined and separate income tax returns in many states, and these combined returns remain open for adjustments to the Company's federal income tax returns.

(7) Reserve Requirements for Brokers or Dealers

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds, and delivers all customer securities received to the clearing broker or dealer, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

(8) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At March 31, 2016, the Company had net capital of $49,408,943, which was $49,158,943 in excess of its required net capital of $250,000.

KPMG

KPMG LLP
Suite 1400
2323 Ross Avenue
Dallas, TX 75201-2709

Report of Independent Registered Public Accounting Firm

Stockholder
Houlihan Lokey Capital, Inc.:

We have reviewed management's statements, included in the accompanying exemption report (the Exemption Report), in which (1) Houlihan Lokey Capital, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k) *(2)(ii)* (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended March 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)*(2)(ii)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Dallas, Texas
May 26, 2016

HOULIHAN LOKEY

Houlihan Lokey Capital, Inc.'s Exemption Report

Houlihan Lokey Capital, Inc., (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): 2(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Houlihan Lokey Capital, Inc.

I, John G. Mavredakis, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: President

May 26, 2016

10250 Constellation Boulevard, 5th Floor • Los Angeles, California 90067 • tel.310.553.8871 • fax.310.553.2173 • **www.HL.com**